                                                                Exhibit (a)(101)


The following text contains excerpts from PeopleSoft's 2004 Leadership Summit News Conference held on May 18, 2004. Certain portions of the transcript that do not relate to Oracle's tender offer have been redacted.

               2004 LEADERSHIP SUMMIT NEWS CONFERENCE. 5.18.04

Announcer:     Ladies and gentlemen, please welcome Kara Wilson, Group Vice
               President, Corporate Communication.

               [applause]

Kara Wilson:   Good morning and welcome to the 2004 Leadership Summit News
               Conference.

               [Text Redacted]

               With that, it's my pleasure to introduce to you Craig Conway.

               [applause]

Craig Conway:  Good morning, and thank you, again, for being here.

               [Text Redacted]

               The final thing I'll say before I relinquish the stage is that most of the press, and I think some of the analysts, have been really captured this year in the story of Oracle's approach to June 6th of last year, and it's been a saga that has gone on and on, and it's been a convenient topic to cover. But that saga impacts very few people at PeopleSoft. Maybe 25 people or less are involved in any point with the Oracle saga. That leaves 11,975 people who everyday come in, strategize, code products, present them to the marketplace, and try to close customers on buying them. That's the way the vast, vast, vast majority of employees at PeopleSoft do their jobs. Here this morning you'll hear the results of that, some of the innovative products and directions that we are anxious to share with you and the market.

               [Text Redacted]

Dave Siebert:  So with that, I'm going to invite her back up and I believe she's going to take us to Q&A.

               [Text redacted]

Craig Conway:  There are really two things as well impacting our marketing spend. One is, we wanted to accelerate our marketing spend when we had some results to present to the market from the integration of JD Edwards and PeopleSoft. We described it as--wait until we have an "Ah-ha." Wait until we have something where the market would go "Ah-ha! -- that's why they acquired JD Edwards." So, there's something to prove: that the attractions that we promised actually resulted in anything. Demand-driven was a good example; World Express was a good example. Remember, when we acquired JD Edwards, there was enormous fear that we were going to shut down the World product market. But we said, "No, we're going to invest in it." But until we had World Express done, we couldn't prove it. So one factor that influenced our decision not to market as aggressively was, we wanted to have the "Ah-ha". The second thing is, we have been feeding an expense related to the Oracle-related saga that has been very significant - 12-15 million dollars a quarter. And we have taken that out of our operating business plan, and we have had to be cautious about where we spend our money. That has been a factor in investing and marketing and other things. So that's the second factor.

               [Text redacted]